PUBLIC

14041167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GTS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Madison Avenue, 15th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Tiriolo 212-715-5910 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 7 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Christian Tiriolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GTS Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICK J ROMANELLO
Notary Public - State of New York
NO 01RO6252315
Qualified in New York County
My Commission Expires Dec 5, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
GTS Securities, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of GTS Securities, LLC (the "Company"), and the related notes as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GTS Securities, LLC as of December 31, 2013, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 21, 2014

GTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 18,473,631
Securities owned, at fair market value	128,910,716
Receivable from brokers	38,687,809
Securities owned, restricted from resale, at fair market value	1,765,350
Memberships in exchanges owned, at adjusted cost	1,172,000
Other assets	789,790
TOTAL ASSETS	$ 189,799,296

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 3,440,052
Securities sold, but not yet purchased, at fair value	130,871,086
TOTAL LIABILITIES	134,311,138
MEMBERS' EQUITY	55,488,158
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 189,799,296

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

GTS Securities, LLC (the "Company") was organized in the state of Delaware as a limited liability company, and is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the CBOE Stock Exchange ("CBSX"), EUREX Exchange, BATS Y-Exchange and CME Group (which includes memberships on the CME, IOM, IMM, GEM and NYMEX Exchanges). The Company currently operates on a fully disclosed basis through its brokers Wedbush Securities, Inc., Goldman Sachs Execution and Clearing LP, Newedge USA, LLC and Industrial and Commercial Bank of China Financial Services LLC (collectively, the "Clearing Brokers").

The Company was organized primarily to trade securities for its proprietary trading account, to own, buy and sell securities, and to execute securities transactions.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization and/or other counter-party with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by the Clearing Brokers pursuant to the respective clearance agreements. At December 31, 2013, approximately $38,582,000 was receivable from the Clearing Brokers and was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued):

Purchases and sales of securities are recorded on a trade-date basis. Clearance and commissions charges associated with trading are also recorded on a trade-date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company's exchange memberships, which represent ownership interests in the CME Group exchanges listed in Note 1 above and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in 2013. At December 31, 2013, the fair value of exchange memberships was $1,197,500.

3. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") on a portion of its income.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions.

4. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with GTS Management Company LLC based upon an allocation methodology as prescribed in the agreement. Under this agreement, GTS Management Company LLC, an affiliated company, provides infrastructure, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by GTS Management Company LLC on a quarterly basis.

4. RELATED PARTY TRANSACTIONS (continued)

The Company also has a license agreement with LPT Holdings LLC. Under this agreement, LPT Holdings LLC, an affiliated company, provides office space to the Company. Fees related to this agreement are reassessed by LPT Holdings LLC on a quarterly basis.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

6. RECEIVABLE FROM BROKERS

As of December 31, 2013, the Company has the following amounts receivable from brokers:

	Amount
Wedbush Securities, Inc.	$20,936,007
Goldman Sachs Execution and Clearing, LP	15,208,506
Newedge USA, LLC	1,641,195
Industrial Commercial Bank of China Financial Services LLC	799,731
Citigroup FX Prime Brokerage	99,677
MF Global Inc. (see below)	2,133
Other	560
Total	$38,687,809

On October 31, 2011, the Securities Investor Protection Corporation ("SIPC") began liquidation proceedings of MF Global Inc. The Company filed claims with the SIPC Trustee to recover monies that were owed as of October 31, 2011. The amount shown above as receivable from MF Global Inc. is the residual amount due to the Company as of December 31, 2013.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $39,838,460, which exceeded the minimum requirement of $205,347 by $39,633,113. The Company's ratio of aggregate indebtedness to net capital was .08 to 1, as of December 31, 2013.

8. DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their equities counterpart through the Company's trading strategies and are not utilized to economically match the equities trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded futures contracts. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition. Generally, the Company does not hold positions in these derivative contracts over-night.

9. SUBSEQUENT EVENTS

In January and February 2014, members of the Company withdrew approximately $17,940,000 of capital.

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.